See plea codes

```
PRINCETON BORO            NJ AUTOMATED COMPLAINT SYSTEM              03/01/2010
CMM1130                     CHARGE DISPOSITION INQUIRY                    15:38

COMPLAINT NO : SC  2008 005375   COURT CODE: 1109      COURT DATE  : 05 12 2008
DEFENDANT    : JOHN             D BANNON               RELATED COMP: N
CHARGE SEQ   : 001          CHARGE STATUS: DISP     COMPLAINT STATUS: DISP
OFFENSE: 2C:20-11B(1)       ACSX:     AUX OFFNS:                 DRUG CODE:
DEGREE: N                TAKE MERCHANDISE FROM STORE W/O INTENT TO PAY
PLEA   : 9 PLEA DT: 05 12 2008 DISP DT: 05 12 2008 FINDING: 3     MODIFY TYPE:
COND DISCHARGE ST:      AMENDED OFFENSE:                 LICENSE SURRENDERED:
AMENDED OFFENSE DESC:
SENTENCE          TERMS CODE          DURATION         TERMS STATUS    SERVED CREDIT
1.                  1.                  1.                1.               1.
2.                  2.                  2.                2.               2.
3.                  3.                  3.                3.               3.
---------AMOUNT-----------AMOUNT--CODE--------AMOUNT--CODE-------AMOUNT--CODE--
FINE:                1.                  2.                 3.
COST:                4.                  5.                 6.
                     7.                  8.                 9.
                    10.                 11.                12.
OFFENSE COMMENTS:
DISP COMMENTS:

4-©             1      Sess-1     172.16.1.27              TM110900            1/2
```

See finding code

Name: Odania.Blanco - Date: 3/1/2010 Time: 3:38:58 PM

State of New Jersey
v.
John D Bannon
Defendant: (Specify Complete Name)

Princeton Borough Municipal Court
1 Monument Drive, PO Box 390
Princeton, NJ 08542
609/497-7600

Date of Violation(s)	Date of Disposition
4-11-2008	5-12-2008

Judge Russell D Annich, Jr

- [X] **Certification of Disposition**
- [ ] **Judgment on Defense by Affidavit**

1. Complaint Number SC 2008537 5

Original Offense				**Amended Offense**	
Statute NJ 2C:20-11 B(1)	Description Take Merch. W/o To pay with intent			Statute	Description
Disposition					
Finding	Fines	Cost	Misc	Sentence	
Dismissed	—			Issued State Statute But Dismissed against Deft	

2. Complaint Number

Original Offense				**Amended Offense**	
Statute	Description			Statute	Description
Disposition					
Finding	Fines	Cost	Misc	Sentence	

3. Complaint Number

Original Offense				**Amended Offense**	
Statute	Description			Statute	Description
Disposition					
Finding	Fines	Cost	Misc	Sentence	

- [X] **Certification of Disposition**

As an employee of the Municipal Court of Princeton Borough, County of Mercer, State of New Jersey, I hereby certify this to be a true and accurate record of the docket entry of the Princeton Borough Municipal Court regarding the above-captioned matter.

Elizabeth C. Prair[illegible] 10/14/11
Signature of Certifying Court Employee Date Signed

Affix Seal of the Court

- [ ] **Judgment on Defense by Affidavit**

Your case(s) as described above was heard and decided by The Honorable ______________________, J.M.C. on ________________. The evidence and/or affidavit submitted by you as well as the testimony of the State's witness(es) were considered. The disposition is recorded above.

Since you waived your appearance in court and agreed to abide by the decision of the judge, you are required to comply with terms of the decision as if you had appeared in court. Failure to comply with the terms of the decision within the prescribed time may subject you to contempt proceedings and possible additional penalties. You have the right to appeal the court's decision within twenty (20) days of the entry of judgment.

Compliance includes the payment of fines, costs and miscellaneous fees totaling $ ____________ by ______________.
Please make check payable to *Princeton Borough Municipal Court* and forward to the above address.

Affix Seal of the Court

Signature of Certifying Court Employee Date Signed

http://www.judiciary.state.nj.us/superior/ATS_Ref_Guige_Mun_Court.pdf

ADMINISTRATIVE OFFICE OF THE COURTS

INFORMATION TECHNOLOGY OFFICE

MUNICIPAL COURT SERVICES DIVISION


Independence • Integrity • Fairness • Quality Service

ELECTRONIC ACCESS PROGRAM

AUTOMATED TRAFFIC SYSTEM (ATS) INQUIRY

ACCESS GUIDE

AUGUST 2011

APPENDIX A – ATS CODE TABLES

PAYABLE INDICATOR

VALID CODE	DESCRIPTION
Y	PAYABLE
N	NOT PAYABLE - COURT APPEARANCE REQUIRED

PLEA CODES

VALID CODE	DESCRIPTION
1	GUILTY
2	NOT GUILTY
8	NOT GUILTY (STATE POLICE ONLY)
9	NOT APPLICABLE

SENTENCE CODE

VALID CODE	DESCRIPTION
COMM	COMMERCIAL DRIVERS LICENSE REVOCATION
CSER	COMMUNITY SERVICE
CSSU	COMMUNITY SERVICE SUSPENDED
CSUS	COST SUSPENDED
FCSU	FINES AND COST SUSPENDED
FNAS	FINES NOT ASSESSED

FINDING CODE

VALID CODE	DESCRIPTION
1	GUILTY
2	NOT GUILTY
3	DISMISSAL
4	GUILTY BUT MERGED

INVOLVED PERSON CODES

VALID CODE	DESCRIPTION
AATT	ASSIGNED ATTORNEY
ADEF	ATTORNEY FOR DEFENDANT
ASTA	ATTORNEY FOR STATE
AWIT	ATTORNEY FOR WITNESS
BOND	BONDING COMPANY
CCOM	CO-COMPLAINANT
CDEF	CO-DEFENDANT
COMP	COMPLAINANT
INSC	INSURANCE COMPANY
INTP	INTERPRETER
PDEF	PUBLIC DEFENDER
SURE	SECOND SURETY
VICT	VICTIM
WDEF	WITNESS FOR DEFENDANT

```
PRINCETON BORO            NJ AUTOMATED COMPLAINT SYSTEM                06/01/2012
CMM1200                             INQUIRY SEARCH                          11:29
     PF1 - DEFENDANT NAME SEARCH (FML)  : john           d bannon

     PF2 - DEFENDANT DLN  SEARCH        :

     PF3 - DEFENDANT SSN  SEARCH        :

     PF4 - DEFENDANT SBI  SEARCH        :

     PF5 - INVOLVED PERSON SEARCH (FML) :

     PF6 - ACTIVE COMPLAINT LIST BY OFFICER ID    : 1109 0000

     PF7 - ACTIVE WARRANT LIST WITHIN AGENCY CODE : 0000

     PF8 - POLICE CASE NUMBER SEARCH BY COURT CODE: 0000

    PF24 - ATS INQUIRY
           SEARCH (S/M): M     S - ALL DEFENDANTS WITHIN THE STATE
                               M - ONLY DEFENDANTS WITHIN THE MUNICIPALITY
 COMPLAINT STATUS (A/O): a     A - ALL COMPLAINTS INCLUDING DISPOSED
                               O - OUTSTANDING COMPLAINTS ONLY (NOT DISPOSED)
-------------------------------------------------------------------------------
4-©             1      Sess-1    172.16.1.27            TM110901           3/43
```

This is a true and certified disposition

No record found

Cristina Williams 6/1/2012